April 22, 2013

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Nicholas P. Panos

Re: Gleacher & Company, Inc.

Preliminary Proxy Statement filed on Schedule 14A

Filed April 11, 2013
File No. 000-14140

Ladies and Gentlemen:

We submit this letter in response to the comments from the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 18, 2013 to Patricia Arciero-Craig, the General Counsel of Gleacher & Company, Inc. (the “Company”), relating to the above-referenced Preliminary Proxy Statement filed on Schedule 14A.

For your reference, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

General

1.                                      Please revise to clearly mark the proxy statement as preliminary. See Exchange Act Rule 14a-6(e)(1).

In accordance with the Staff’s comment, the Company has revised the proxy statement to clearly mark it as preliminary in line with Exchange Act Rule 14a-6(e)(1).  Please see the first page of the Notice and page 1 of Amendment No. 1 to the Company’s Preliminary Proxy Statement.

2.                                      Please revise the Notice and the proxy statement, where appropriate, to clearly indicate that your Board of Directors is not soliciting proxy authority to vote for the election of directors.

In accordance with the Staff’s comment, the Company has revised the Notice and proxy statement, where appropriate, to clearly indicate that the Board of Directors is not soliciting proxy authority to vote for the election of directors.  Please see the first and second pages of the Notice and pages 1, 2, 4, 7, 8, 10 and 11 of Amendment No. 1 to the Company’s Preliminary Proxy Statement, as well as the proxy card.

April 22, 2013

Proposal 1

3.                                      Revise the proxy statement to indicate, if true, that Gleacher expects the Contesting Stockholder(s), as characterized in your proxy statement, to raise the election of directors as a matter to be voted on at the meeting. At present, use of the heading “Proposal 1” suggests that Gleacher will be making the proposal.

In accordance with the Staff’s comment, the Company has revised the proxy statement to indicate the Company’s expectation that one or both of the Contesting Stockholders will raise the election of directors as a matter to be voted on at the meeting.  Please see the first page of the Notice and pages 1, 2, 4, 7, 8, and 10 of Amendment No. 1 to the Company’s Preliminary Proxy Statement.  In addition, the Company has changed the heading “Proposal 1” to “Agenda Item 1.”  Please see the table of contents and page 10 of Amendment No. 1 to the Company’s Preliminary Proxy Statement.

4.                                      Because Gleacher is not soliciting proxy authority to vote for the election of directors, Proposal 1, as it appears on the form of proxy, does not comply with Exchange Act Rule 14a-4. Please delete Proposal 1 from the proxy card, or advise us of the legal basis upon which Gleacher relied to disclose that shareholders could provide voting instructions on the proxy card that presumably would empower the proxy holder to vote. Note that Rule 14a-4(d)(1) only authorizes the proxy holder to vote for bona fide nominees.

In accordance with the Staff’s comment, the Company has deleted Proposal 1 from the proxy card.  In addition, the Company has removed all references within the proxy statement to shareholders having the ability to write in voting instructions on the proxy card that would empower the proxy holder to vote.

5.                                      We noticed the disclosure that indicates the “Board of Directors makes no recommendation as to the persons nominated by” the Contesting Stockholders. Note 3 to Exchange Act Rule 14a-6, however, will treat Gleacher as having participated in a solicitation in opposition for purposes of Exchange Act Rule 14a-12(c) even though it does not plan to seek proxy authority to vote for proxy any director nominees. As a result, Gleacher must comply with Items 4(b) and 5(b) of Schedule 14A. Advise us, with a view toward revised disclosure, how Gleacher has complied with or intends to comply with these disclosure provisions. Refer to Rule 14a-1(l)(iii) for additional guidance on what communications may constitute a solicitation for purposes of Regulation 14A.

In accordance with the Staff’s comment, the Company has provided the information required by Items 4(b) and 5(b) of Schedule 14A.  Please see Appendix A of Amendment No. 1 to the Company’s Preliminary Proxy Statement.

April 22, 2013

Proposal 3

Reasons for Proposed Amendment

6.                                      Please revise to describe the factors considered by the Board of Directors in determining that if the reverse stock split is approved, a decrease in the number of authorized shares would be warranted.

In accordance with the Staff’s comment, the Company has included a description of the factors considered by the Board of Directors in determining that if the reverse stock split is approved, a decrease in the number of authorized shares would be warranted.  Please see page 28 of Amendment No. 1 to the Company’s Preliminary Proxy Statement.

* * * * *

In response to the Staff’s request, the Company hereby acknowledges as follows:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  We hope our responses have been complete and answer your questions.  If you have further questions or if you need any additional information, or if you wish to discuss this letter or any related matter in greater detail, please contact me at (212) 273-7305.

Sincerely yours,

Patricia Arciero-Craig
General Counsel and Secretary

cc:	Donald J. Murray, Esq.
Covington & Burling LLP
620 8th Avenue
New York, New York 10018
(tel) 212-841-1101